

November 23, 2010

Joel Felix
President and Secretary
LJM Energy Corp.
9190 Double Diamond Parkway
Reno, NV 89521

> **Re: LJM Energy Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 12, 2010**
> **File No. 333-169014**

Dear Mr. Joel Felix:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to our prior comment 1 to our comments issued November 9, 2010 and the filing of the Participation Agreement with Mid-OK Energy Partners as an exhibit. We also note the statement on page 2 of the agreement that the "Authority for Expenditure" for the test well was only an estimate and that you are obligated to pay your "Participation Percentage" of the actual costs, which seems to anticipate the possibility of additional costs the company will need to provide after the completion of the test well. Please revise your disclosure to address this possibility, including disclosure in your risk factor and summary prospectus sections. In particular, revise your disclosure in light of your statement that none of the use of proceeds from this offer will be used to pay the costs of drilling the initial well of the Magnolia Prospect.

2.   We note further that throughout your disclosure, it is not clear what costs the company will be required to pay in the event it enters into the operating agreement with Mid-OK Energy Partners anticipated in the participation agreement. See your disclosure in the

first paragraph on page 17 of your registration statement. Please clarify throughout your filing what measures must be taken after the completion of the drilling of the test well in order for the company to receive any revenues from the drilling of the test well or any subsequent wells drilled by Mid-OK.

3.   We note your disclosure that the initial drilling of the test well is scheduled to commence in late November 2010. Please update your disclosure to address the progress made drilling of the test well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Joel Felix
LJM Energy Corp.
November 23, 2010
Page 3

       Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

                         Sincerely,

                         Anne Nguyen Parker
                         Branch Chief

cc: Michael Muellerliele
       (949) 706-1470